SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
_
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
    South Africa____
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:        Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
      No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
      No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:
      No:
Enclosures:
   ANGLOGOLD REPORT FOR THE QUARTER AND SIX MONTHS ENDED 30 JUNE 1999,
PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT FOR THE QUARTER
E N D E D  3 0  J U N E  1 9 9 9
KEY  F E A T U R E S
• Hedging serves well - received price of $312 for six months
• Operating profit up 47% to R1, 6 billion (22% to $258 million)
• Headline earnings before deferred tax adjustment up 51% to R1 billion (26% to $168 million)
• 16% return on shareholders' equity (including deferred tax)
• Dividend of 900 cents per share - yield of 7% off a share price of R250
Prepared in accordance with International
Accounting Standards
Gold
Produced
Revenue
Cash costs
Total production costs -
Operating profit
Net capital expenditure
Attributable profit
Attributable earnings
Headline earnings
Headline earnings before
deferred tax adjustment
Dividends

kg/oz  (000)
R/kg/$/oz sold
R/kg/$/oz produced
R/kg/$/oz produced
R million/$ million
R million/$ million
R million/$ million
cents per share
cents per share
cents per share
cents per share
Quarter
ended
June
1999
Quarter
ended
March
1999
Six months
ended
June
1999
Six months
ended
June
1998
Rand/Metric
53
 438
61
 841
41
 363
47
 017
797
306
1
 018
1
 040
519
519
53
 711
60
 960
40
 701
46
 492
779
252
611
625
974
504
107 150
61
 398
41
 031
46
 753
1
 576
558
1
 629
1
 664
1
 492
1
 022
900
104 744
56
 464
38
 983
45
 715
1
 071
197
1
 000
1
 022
677
677
750
Quarter
ended
June
1999
1
 717
314
210
239
.
 131
50
166
170
85
85
Quarter Six months
ended ended
March June
1999 1999
Dollar/Imperial
1
 728
311
208
237
127
41
101
103
160
83
3
 445
312
209
238
258
91
267
273
245
168
149
Six months
ended
June
1998
3
 368
347
240
286
211
40
198
202
133
133
127
anglo
ANGLOGOLD LIMITED
Registration No, 05/17354/06
Incorporated in the Republic of South Africa

Published by the AngloGold Corporate Communications Department
Postal address:         PO Box 62117
Marshalltown
2107
South Africa
Telephone:                  (11) 637 6152
Facsimile:                   (11) 637 6399/6400
E-mail:                         investors@corp. anglogold. com

– AngloGold

35
30
25
20
15
AngloGold relative to Index

1

LETTER FROM THE CHAIRMAN
AND THE CHIEF EXECUTIVE OFFICER
Dear Shareholder
It is with profound sadness that we begin this communication to you by reflecting on the underground explosion at
Mponeng mine that claimed the lives of 19 workers on the night of 29 July. We have committed your company to full support of a government inquiry, already under way, and are confident that every effort will be made to identify the cause of this tragedy, together with ways to prevent any recurrence in the future. It is most important that the lessons learned are embodied in the company's extensive Zero Tolerance safety campaign launched recently. In extending our deepest condolences to the families of the men who died, we are mindful of the need to consider their future well-being. The Board has asked management to identify, in discussion with the representative unions, the most appropriate means of assisting not only these families but those of all workers who die in accidents on
AngloGold mines.
In the first six months of 1999 - a period during which the gold price first traded in the $278 to $293 range and then plummeted to a 20-year low
 has produced creditable improvements in performance, compared with the same period last year.
Operating profit increased by 47% to R1, 6 billion and headline earnings before deferred tax adjustment by 51% to
R1 billion, giving a return on shareholders' equity (including deferred tax) of 16%, compared with 11% for the same period last year.
The company has been well served by its hedging activities, reporting a received price for the six months of $312, compared with a spot price of $280. This received price is, nevertheless, significantly lower than the $347 received for the equivalent period last year.
A dividend of 900 cents per share (compared to 750 for the first half of 1998) has been declared by the Board.
This represents a dividend yield of 7% annualised, thus maintaining our reputation as a high income equity. The company's sound performance is reflected in its share price, compared with the FTSE gold index, shown in the graph below.
ANGLOGOLD vs FTSE GOLD INDEX
10
Jun
 94  Dec 94  Jun 95  Dec 95  Jun 96  Dec 96  Jun 97  Dec 97  Jun 98  Dec 98  Jun 99
FTSEGOLD
AngloGold/FTSEGOLD
Share price prior to 30. 06. 98 is the Vaal Reefs share price

DIVIDENDS AND HEADLINE EARNINGS BEFORE
DEFERRED TAX ADJUSTMENT
1050
ra
. c
_
0)
Q.
C
0)
(J
900
750
600
Jun-98

Dec-98
Six months ended
Jun-99
Dividends per share Earnings per share
The South African mines have had a difficult six months. The Elandsrand, Deelkraal, Savuka and Bambanani mines have all experienced production problems of various kinds and the Matjhabeng mine lost more than one tonne of gold production in the aftermath of the severe earthquake which occurred in April. We intend to provide more focused resources to these mines, which comprise 85% of the company's business, and this is expected to contribute to their improved performance.
The North American mines also had a slower than anticipated start, though production has picked up in the second quarter and costs have been well controlled. In contrast, the South American mines have had an excellent half-year, with production up and costs down. This is true also of the Sadiola mine in Mali. The diversity of AngloGold's operations demonstrates the ability of the company to cope with the inevitable adversities of individual mines.
The medium-term prospects for AngloGold are closely linked to those of the gold price. Our existing price hedges should allow the company to realise prices in the second half of this year similar to those of the first six months, even if the spot price remains at its present two-decade low.
Present price levels are frustrating, as the last quarter has seen strong growth in almost all physical off-take markets.
South Korean and South East Asian demand increased by 50%, the Japanese market by 80% and the United States by
17%, while India recovered from a weak first quarter.
However, physical demand is taking second place at the moment to the speculation that most central banks will, in the foreseeable future, sell most of their gold. Indications from the US Federal Reserve and the European Central Bank suggest that neither of these important holders intends reducing the 21 000 tonnes they hold. Some perspective needs to be brought to the debate on the future gold management policies of central banks and other official institutions.
NICKY OPPENHEIMER
Chairman
BOBBY GODSELL
Chief Executive Officer
3 August 1999

SOUTH AFRICAN OPERATIONS
Overall performance
The performance during the second quarter reflected the impact of the severe earthquake measuring 4. 6 on the Richter scale that struck the Free State goldfields on 23 April. Although all four of Matjhabeng's shafts were affected, it was Eland shaft that bore the brunt of the damage. This shaft is scheduled to return to full production in October this year.
Gold production at 44, 6 tonnes (1 433 248 ounces) was 0. 9 tonnes (28 421 ounces), 2% less than the first quarter. Eland shaft was 1 1 tonnes below expectations but this was offset by improved performances at Mponeng, Savuka and
Elandsrand In line with expectations, the exceptional performances recorded at Great Noligwa and Kopanang in the
March quarter were not sustainable.
In order to maintain full capacity at the metallurgical plants in the face of diminished reef tonnage, surface tonnage was substituted, resulting in a slight lowering of the yield (1%). Productivity, in grams per employee, fell by 1% from the previous quarter, mirroring the lower performance.
Cash operating costs were maintained at previous levels in absolute terms, but showed a slight increase in unit cost terms (2%) to end at R43 717 per kilogram or $222 per ounce.
A 1% improvement in the gold price received partially offset the reduced revenue from lower production. Consequently, operating profit fell by R31 million.
Earnings for the second quarter were increased by R543 million from the proceeds of R1 314 million received in respect of the sale of the company's 21. 5% interest in Driefontein.
Mine performance
Great Noligwa, as expected, has not been able to sustain the high grade and consequent gold output of the previous quarter. Its production has also been impacted by an earlier than planned intersection of the Jersey fault with the subsequent loss of some high-grade panels. A fire experienced in early July will not have any significant impact on production for the third quarter.
Management focus on vamping and tramming operations at Kopanang, together with improved tonnage from stoping, generated above targeted results. These were below the March quarter achievements, however.
Tau Lekoa's good production performance continued during this quarter. The lower grade was a result of the treatment of material from the Weltevreden dump.
Ergo produced another steady set of results for the quarter. Oil heaters in the elution section caught fire on 8 July which has interrupted production. At present, the gold inventory is being increased and the effect on the third quarter's results will be negligible. It is anticipated that Ergo will meet its gold target for the year.
A recent power failure, together with two fires, at Bambanani have meant that the focus on face advance and improved infrastructure has not yet generated the intended improvements in tonnage and gold production. Plans are afoot to get the underground operations back to targeted production levels.
The increased output of gold at Tshepong can be ascribed to the concentrated efforts on backlog sweepings and vamping operations. It is anticipated that this production level will be maintained.
In addition to the earthquake's effect at Eland shaft, Matjhabeng has also been impacted by a lock-up of underground ore at Nyala shaft. Problems with grade at the three operating shafts are hampering efforts to minimise the gold shortfall.
The lower production at Joel resulted from a gold lock-up in the mills and underground operations. The mill lock-up has now been resolved and consequently, the pulp grade is back on target.
TauTona's centares mined and average yield are showing some encouraging trends, but volume remains under pressure. This is impacting on the mine's ability to produce at its full potential.
Production is still being hampered by an inability to mine in the shaft pillar area at Savuka following the seismic incident in the tertiary shaft in October last year. Despite this constraint, Savuka was able to post improved gold production results for the quarter.
With face length now available, centares and grade improved at Mponeng. Together with focused effort on plant clean-up, up, this resulted in a significant increase in gold production.
An increased focus on grade at Elandsrand resulted in the suspension of some lower grade panels. This led to a shortfall in underground tonnage but had a favourable impact on recovered gold.

Deelkraal is still being hampered by a lack of face availability, which has necessitated the scheduling of increased low-
grade surface dump material.
Projects
The shaft sinking at Joel has reached 121 level (1 212 metres below surface) and station development is in progress.
Expenditure on this project of R12 million was some R5 million below the March quarter.
Progress on the Mponeng deepening project has been good. At present, sinking operations have reached 121 level
(3 402 metres below surface) and station development is in progress. Capital expenditure for the deepening project at
R35 million was R12 million higher than the previous quarter.
The Moab Khotsong project continues to progress well and capital expenditure at R77 million was R2 million higher than the March quarter.
The carbon technology projects at West Wits are ahead of schedule and within targeted expenditures. Capital expenditure at R17 million was R7 million higher than the previous quarter.
INTERNATIONAL OPERATIONS
Other African operations
These operations comprise AngloGold's 38% interest in Sadiola mine in Mali and the 70% interest in the Navachab venture in Namibia.
In respect of most key second quarter production parameters, both operations have outperformed the previous quarter.
Replanning at Sadiola permitted higher grades to be accessed earlier and at Navachab the effects of the previously reported slope stability problems have been largely overcome.
At Sadiola, in terms of production and operating costs, it is unlikely that the exceptionally high second quarter production, which resulted in direct cash costs of $102 per ounce, can be sustained. A modest shortfall in stripping volume at Sadiola should be recovered in the next period. The additional stripping associated with the pit extension project at Navachab will continue to exercise pressure on the interim profitability margins.
At Sadiola, negotiations progressed well to resolve the two issues reported previously, namely, the upgrading of the mine power station's diesel engines/generator sets, where performance since commissioning has been disappointing, and interpretation differences with the authorities on several Mali tax and duty clauses in the operating convention. Closure is expected in the third quarter at the forecast costs, for which provision has been made.
An updated mineable reserve model for Sadiola has confirmed a life of mine, at reduced gold prices, through to at least
2004 with some additions very likely as a result of extension drilling and exploration in the current exploitation area.
The relocation of both Sadiola and Farabakouta villages has been successfully carried out and serves as a model of its kind.
The safety and health programme at Sadiola was subjected to external audit during the last quarter and the mine achieved a four-star NOSA rating.
The pre-feasibility and trade-off studies for the potential Yatela project north-west of Sadiola have been concluded and the project team will advance the study to bankable level, based on a 2, 5-million-tonnes-a-year heap leach operation.
The results will be clear by year-end.
Exploration programmes continued throughout Mali, Senegal, Tanzania and Botswana. During the last quarter a joint venture drilling programme with Cluff Mining began in the southern part of the Democratic Republic of the Congo.
Exploration in Tanzania remains concentrated on the area around southern Lake Victoria which continues to provide encouraging results for an AngloGold-sized project.
American operations
Integration of the AngloGold interests in the American operations, as well as of the associated exploration activities, into the AngloGold global business has been largely achieved and synergies, particularly with respect to skilled manpower and technical expertise, established.
Overall, the second quarter outperformed the first and production targets were met.

North America
These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture in Nevada and the 67% interest
(100% interest in production ounces subject to contract obligations) in the Cripple Creek and Victor joint venture in
Colorado.
Jerritt Canyon maintained the good production performance of the first quarter. Production was held temporarily at higher levels in order to offset the shortfalls at Cripple Creek and Victor, resulting in accelerated depletion of the DASH open pit. This ore source is thus reduced for the next period. Nevertheless, the mine outlook for the year remains positive in respect of ounces and cash costs, with the latter at around $185 per ounce.
Employee productivity improved slightly in the second quarter and no lost time injuries occurred during this period.
The new Murray and SSX underground truck fleet was put into service late in the second quarter. Early stage development of the new MCE mine exceeded expectations.
The annual maintenance turnaround of the roaster was completed as scheduled and included installation of a Y2K compliant mill process control system. Toxic Release Inventory (TRI) reporting was completed under new Federal requirements.
With a slow start to the year as previously reported, Cripple Creek and Victor began the expected production recovery.
Despite heavy snows in April/May, gold production was up 16% on the first quarter. Though still below anticipated levels due to lower leach solution grades arising from ore stacking and leaching delays, the outlook for the year indicates a recovery in ounces at an expected cash cost of around $165 per ounce.
Employee productivity improved in the second quarter with one lost time injury occurring during the period.
Crushed tonnes placed improved while run of mine ore tonnages exceeded expectations. TRI reporting was completed under new Federal requirements, and leach pad extension construction proceeded as planned.
East Cresson mine development began during the second quarter following regulatory approval of Amendment No. 7 in
January.
Exploration at both operating sites and on additional ground in Nevada continued as planned.
South America
These operations comprise AngloGold's 100% interest in the Morro Velho mines and 50% interest in the Serra Grande mines, both in Brazil, as well as the 46. 25% interest in Cerro Vanguardia in southern Argentina.
The operations in Brazil enjoyed an excellent production quarter, outperforming the previous period in respect of ounces produced and cash costs achieved.
At Cerro Vanguardia, gold production for the quarter was lower than that for the first quarter, during which more of the previously accumulated higher grade material in stockpiles had been treated. Although an improvement on the first quarter, silver production delivered disappointing yields. Efforts continue to remedy the previously reported post-
commissioning plant performance problems at Cerro Vanguardia.
Related to the complexity of the ore type at Cerro Vanguardia, the plant throughput capacity is fully utilised (and is amenable to further expansion) but the optimisation of reagent usage and cyanide recycle is proving technically difficult.
Although not yet achieved, progress is evident. This negatively affected cash costs, which were $140 per ounce for the quarter. Despite this, the mine has successfully met the operational requirements for the Senior Lender Technical
Completion Tests and application for the certificate is under review by the responsible consultants.
Safety performance as measured by accident frequency rates was better at all operations, with room for further improvement.
South American exploration, both on the existing mine exploitation areas and elsewhere in Brazil and Argentina continued as planned. AngloGold exploration companies in both Venezuela and Peru should be active imminently and the company is evaluating an increasing number of approaches to form alliances or acquire opportunities on this continent.

Circumstances in the gold market changed materially during the second quarter of 1999 with the announcement on
7 May of the United Kingdom's intention to sell 415 tonnes out of 715 tonnes of official gold reserves by public auction over a number of years, starting on 6 July 1999. This method of pre-announcement and sale by public auction is at odds with the nature of the traded market in gold, which operates much like a currency market where volumes of derivative trade substantially outweigh the flows of the underlying currency or metal. The pre-announcement was an invitation to speculators in that derivative market to sell the metal short, and exactly this process followed, depressing the gold price to a 20-year low of $257 per ounce. The average price for the quarter was $273 per ounce, compared with an average of $287 for the first quarter of this year.
The first of the British auctions took place on 6 July with the sale of 25 tonnes of gold out of the 125-tonne first tranche which the United Kingdom proposes to sell by mid-2000. The sale proceeded without event, but provided speculators with a benchmark against which to sell short immediately after the auction. The market remains weak at these levels although there is some evidence of a return of two-way business to the market.
The opportunities provided to speculators by the public pre-announcement of the British sales, and the damage done to the gold price by this speculation, has revived a view amongst gold market commentators - reflected in the media - that widespread sales of official gold reserves are inevitable and will, in due course, push the depressed gold price substantially lower. This view has been supported by the proposal by International Monetary Fund (IMF) management to sell some 10 million ounces of IMF gold reserves as part of a debt relief scheme for Heavily Indebted Poor Countries.
In addition, Switzerland has continued to move towards its aim of selling half of the Swiss National Bank gold holdings of 2 590 tonnes, to be spread over a period as long as ten years.
Neither of these proposals to sell gold reserves would necessarily lead to net official sales of gold in any year in excess of the typical levels absorbed by the gold market annually in recent years. However, the damage done to the gold market by speculators in reaction to the British gold sale announcement has alerted gold producers and other constituencies in the gold market to the potential negative impact in today's fragile market of all official gold sales announcements. Whilst the gold mining industry is absorbed currently with these immediate challenges, in the longer term it will be incumbent on all of those with an interest in this industry to find a modus operandi for interaction between major holders of gold and the traded market in the metal which avoids market dislocation. This is clearly not what has happened in the case of the
British sales, where all parties with a long-term interest in gold - official institutions and individuals - have suffered, and only speculators with no long-term interest in either the metal or the gold market have benefited.
In contrast to the aggressive selling of gold by speculators, the physical market for gold during this past quarter has shown further encouraging growth. Off-take in South Korea and South East Asia went up by 50% compared with the second quarter of 1998, whilst gold imports into Japan are 80% up. Demand from the USA was up by 17%, and off-take in India increased after a disappointing first quarter. New opportunities for market growth are being opened up in
Pakistan and in the Middle East, particularly Egypt.
This paradox of healthy and growing physical demand juxtaposed with aggressive short selling in the derivatives market reinforces the extent to which the current gold market has lost touch with reality, as speculators from the financial and investment sectors are encouraged to sell the metal on the as yet unproved speculation of imminent, widespread and ongoing central bank gold sales. These rumours have been used for a number of years now to depress the gold price, and yet there remains to date no support in the actual behaviour of the official sector for these views.
By contrast, of the approximately 33 000 tonnes of official gold holdings, we know that nearly 21 000 tonnes is held in the firm hands of the United States Federal Reserve, and the members of the European Central Bank, both of which institutions have given reassurances to the market in recent months that they have no intention of reducing their holdings of gold. The challenge in the market place going forward must be to convey this reality to market commentators and media alike, in contradiction to the popular misrepresentation described above.

As at 30 June 1999, the company had outstanding the following net forward pricing commitments against future production. A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6. 00 available on 30 June 1999.
The percentage of the sales priced in US dollars is shown below:
6 months ending
31 December 1999
12 months ending
31 December 2000
2001
2002
2003
2004
January 2005 - June 2009
The aggregate of US dollars priced contracts over the full duration of the hedge is 59%.

Kilograms
sold
101 317
79 077
67 930
60 116
31 172
20 272
63 558

Forward
price per
kilogram sold
R
60 811
71 215
76 019
82 927
96 731
105 526
135 080

Ounces
sold
000
3 257
2 542
2 184
1 933
1 002
652
2 043

Forward
price per
ounce sold
$
311
350
354
350
346
346
361

Percentage of
positions
priced in US$
35
63
60
60
78
86
82
The hedge position of the company increased by 6% to 13. 6 million ounces spread over ten years - equivalent to a year and ten months of production. The average price of these positions, 59% of which are priced in US dollars, decreased marginally by 0. 3% to $343 per ounce or R84 266 per kilogram at an exchange rate of R/$6. 00. The increase in hedge tonnage reflects the completion of the hedging for the mines acquired from Minorco in terms of the loan agreements.
The net present value of all hedge transactions making up the hedge positions in the above table was R3. 04 billion
($507 million) as at 30 June 1999. This value was based on a gold price of $262. 45 per ounce, an exchange rate of
R/$6. 00 and the prevailing market interest rates and volatilities at the time.
As at 28 July 1999, the net present value of the hedge book was R3. 57 billion ($583 million), based on a gold price of
$253. 65 per ounce, an exchange rate of R/$6. 12 and the prevailing market interest rates and volatilities at the time.

1.    The results have been prepared in accordance with International Accounting Standards. All figures are unaudited.
In line with the company's policy of partially consolidating the results of joint ventures, the operations of the Sadiola mine for the quarter ended 30 June 1999 have been included for the first time.
Profit from sales of the by-products, uranium and acid, is now set off against cash costs, in accordance with the Gold
Institute definition.
The comparative figures for the previous quarter and the corresponding six months period to 30 June 1998 have been restated accordingly.
2.    During the quarter 9 900 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 June 1999 to 97 867 099.
3.    Earnings per share have been calculated using a weighted average number of ordinary shares in issue.
4.    Orders placed and outstanding on capital contracts as at 30 June 1999 totalled R360. 8 million, equivalent to
US$59. 8 million at the rate of exchange ruling on that date.
5.    Year 2000
From a mission critical perspective, the South African operations reached Year 2000 compliance by 31 July 1999, one month later than anticipated, and are expected to be in a position to continue business as usual on 1 January
2000. Further testing will continue during the remainder of 1999. The total cost is estimated at R30 million. Costs incurred to 31 July 1999 amount to some R25 million.
The non-South African operations have independent committees dealing with the Year 2000 issue. There are no indications that these operations will be adversely affected by the change to the new millennium.
The company believes its worst case scenario to be the failure of infrastructural services provided by government agencies and other third-party suppliers (including energy, water and transport). In the unlikely event of this occurring, the company's operations could be interrupted. The company is preparing contingency plans for all mission critical components to address the situation.
6.    Dividend
The directors have today declared Interim Dividend No. 86 of 900 South African cents per ordinary share for the six months ended 30 June 1999. Payment details are as follows:
To registered holders of ordinary shares
1999
Last day to register for dividend (record date) and for change of address or dividend instruction
Registers closed from
to (inclusive)
Ex-dividend on Johannesburg and London Stock Exchanges
Friday, 20 August
Saturday, 21 August
Saturday, 28 August
Monday, 23 August
Currency conversion date for British pound sterling payments to shareholders
paid from the United Kingdom                                                                                                                                         Monday, 23 August
Dividend warrants posted                                                                                                                                  Wednesday, 22 September
Payment date of dividend                                                                                                                                       Thursday, 23 September

To holders of American Depositary Shares
(Each American Depositary Share represents one-half of an ordinary share)
1999
Ex-dividend on New York Stock Exchange                                                                                                               Wednesday, 18 August
Record date                                                                                                                                                                              Friday, 20 August
Approximate date for currency conversion into US dollars                                                                                Thursday, 23 September
Approximate payment date of dividend                                                                                                                             Monday, 4 October
For illustrative purposes, the dividend payable on an American Depositary Share was equivalent to 72. 73 US cents at the rate of exchange ruling on Monday, 2 August 1999.
By order of the Board
N. F. OPPENHEIMER                                                                                                                                          R. M. GODSELL
Chairman                                                                                                                                                          Chief Executive Officer
3 August 1999

GROUP BALANCE SHEET
Prepared in accordance with International Accounting Standards
June 1998
March 1999
June 1999
June 1999
March 1999
June 1998
US Dollar million
SA Rand million
ASSETS
Non-current assets
1 990.0

2 385.8

2 441.4

Mining assets
14 735.7

14 818.4

11 798.5

-

 132.5

 144.6

Goodwill
 872.8

 823.0

-

 138.5

 128.5

 4.8

Investments
 28.8

 798.4

 821.1

 57.7

 70.6

 58.8

Long-term loans - unsecured
 354.9

 438.6

 342.1

2 186.2

2 717.4

2 649.6

15 992.2

16 878.4

12 961.7

Current assets
 173.6

 168.0

 173.1

Inventories
1 045.0

1 043.2

1 029.1

 157.5

 172.7

 165.7

Trade and other receivables
1 000.3

1 072.5

 933.5

 21.8

 22.0

 21.2

Current portion of loans advanced
 127.7

 136.5

 129.3

 198.9

 260.6

 484.3

Cash and cash equivalents
2 923.0

1 618.7

1 179.3

 551.8

 623.3

 844.3

5 096.0

3 870.9

3 271.2

2 738.0

3 340.7

3 493.9

Total assets
21 088.2

20 749.3

16 232.9

EQUITY AND LIABILITIES
Capital and reserves
 902.7

 848.0

 872.9

Share capital and premium
5 268.8

5 267.2

5 351.8

 20.8

 30.2

 25.7

Non-distributable reserve
 155.0

 187.3

 123.4

 218.6

 330.7

 364.1

Retained earnings
2 197.6

2 054.5

1 296.1

1 142.1

1 208.9

1 262.7

Shareholders' equity
7 621.4

7 509.0

6 771.3

-

 30.3

 28.2

Minority interests
 170.2

 187.9

-

1 142.1

1 239.2

1 290.9

7 791.6

7 696.9

6 771.3

Non-current liabilities
 150.4

 790.0

 714.3

Borrowings
4 311.3

4 906.8

 891.5

-

 16.1

 16.6

Debentures
 99.9

 99.9

-

 202.3

 288.1

 293.4

Other long-term liabilities
1 771.0

1 789.6

1 199.6

 768.9

 642.7

 664.8

Deferred taxation
4 012.3

3 991.8

4 558.4

1 121.6

1 736.9

1 689.1

10 194.5

10 788.1

6 649.5

Current liabilities
 269.8

 242.3

 218.9

Trade and other payables
1 321.5

1 504.6

1 599.8

 42.3

 32.5

 94.0

Current portion of borrowings
 567.3

 201.8

 250.8

 39.2

 89.8

 55.1

Taxation
 332.5

 557.9

 232.2

 123.0

-

 145.9

Dividends
 880.8

-

 729.3

 474.3

 364.6

 513.9

3 102.1

2 264.3

2 812.1

2 738.0

3 340.7

3 493.9

Total equity and liabilities
21 088.2
"The results have been prepared in accordance with International Accounting Standards."
20 749.3

16 232.9

GROUP CASH FLOW STATEMENT
Six months ended
Quarter
ended
Prepared in accordance with International Accounting Standards
Quarter
ended
Six months ended
June 1998
June 1999
June 1999
June 1999
June 1999
US Dollar million
SA Rand million
Cash flows from operating activities
 215.9

 271.9

 136.2

Cash generated from operations
 834.2

1 656.6

 15.0

 30.6

 17.8

Interest received
 109.3

 187.2

(3.2)

(19.9)

(15.2)

Interest paid
(92.8)

(121.7)

 2.0

 5.7

 0.1

Dividends received
 0.6

 34.8

(124.3)

(128.0)

-

Dividends paid
-

(782.8)

(49.8)

(67.5)

(62.4)

Mining and normal taxation paid
(380.9)

(412.9)

 55.6

 92.8

 76.5

Net cash inflow from operating activities
 470.4

 561.2

Cash flows from investing activities
(86.1)

(91.3)

(50.1)

Purchase of mining assets
(306.0)

(558.4)

 47.6

-

-

Proceeds from sale of mining assets
-

-

(4.8)

(1.3)

(0.6)

Investments acquired
(3.6)

(7.7)

-

(459.2)

-

Net acquisition of Minorco gold assets
-

(2 840.8)

-

 215.3

 215.7

Proceeds from sale of investments
1 316.4

1 316.4

(43.3)

(336.5)

 165.0

Net cash (outflow) / inflow from investing activities
1 006.8

(2 090.5)

Cash flows from financing activities
-

 0.5

 0.3

Proceeds from issue of share capital
 2.1

 2.9

(3.2)

(0.3)

(0.1)

Formation and share issue expenses
(0.5)

(1.8)

-

 505.5

 4.4

Proceeds from borrowings
 26.9

3 090.4

(0.4)

(32.1)

(32.1)

Repayment of borrowings
(195.9)

(196.1)

-

 16.1

 15.2

Repayment on loans advanced
 92.9

 98.4

(3.6)

 489.7

(12.3)

Net cash inflow / (outflow) from financing activities
(74.5)

2 993.8

 8.7

 246.0

 229.2

Net increase in cash and cash equivalents
1 402.7

1 464.5

(48.9)

(16.3)

(5.5)

Translation adjustment
(98.4)

(38.8)

 239.1

 254.6

 260.6

Opening cash and cash equivalents
1 618.7

1 497.3

 198.9

 484.3

 484.3

Closing cash and cash equivalents
2 923.0

2 923.0

Note to the Cash Flow Statement
Cash generated from operations
 257.9

 234.9

 112.0

Profit on ordinary activities before taxation
 685.8

1 431.1

Adjusted for:
 77.0

 91.1

 44.6

Amortisation of mining assets
 273.3

 557.0

 0.1

 2.5

 0.8

Non-cash movements
 4.9

 15.1

(47.5)

-

-

Profit on sale of mining assets
-

-

(35.1)

(7.1)

-

Income from associates
-

(43.3)

(15.0)

(30.6)

(17.8)

Interest received
(109.3)

(187.2)

(2.0)

(0.3)

(0.1)

Dividends received
(0.6)

(2.0)

 3.2

 19.9

 15.2

Interest paid
 92.8

 121.7

(22.7)

(38.5)

(18.5)

Movement in working capital
(112.7)

(235.8)

 215.9

 271.9

 136.2

 834.2

1 656.6

The following analyses the movement in working capital:
(13.6)

 3.7

(0.3)

Decrease / (increase) in inventories
(1.8)

 22.6

(41.6)

 17.8

 11.8

Decrease / (increase) in trade and other receivables
 72.2

 108.6

 32.5

(60.0)

(30.0)

(Decrease) / increase in trade and other payables
(183.1)

(367.0)

(22.7)

(38.5)

(18.5)

(112.7)
"The results have been prepared in accordance with International Accounting Standards."
(235.8)

Six months ended
June 1998
SA Rand million
1 090.1

 75.7

(15.8)

 10.1

(637.8)

(255.2)

 267.1

(441.4)

 244.0

(24.6)

-

-

(222.0)

-

(16.6)

-

(2.1)

-

(18.7)

 26.4

(11.6)

1 164.5

1 179.3

1 305.7

 389.7

 0.5

(244.2)

(175.2)

(75.7)

(10.1)

 15.8

(116.4)

1 090.1

(69.9)

(213.4)

 166.9

(116.4)

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.
Issued Capital:
97 867 099 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Six months    Six months
ended
ended
ended
ended
June
March
June
June
1999
1999
1999
1998
GOLD
UNDERGROUND OPERATIONS
Tonnes milled
- 000
- reef
5 309

5 387

10 696

11 219

- waste
 142

 170

 312

 115

- total
5 451

5 557

11 008

11 334

Yield
- g/t
- reef
 8.26

 8.24

 8.25

 8.23

- waste
 1.13

 0.71

 0.90

 1.09

- average
 8.07

 8.01

 8.04

 8.16

Gold produced
- kg
- reef
43 848

44 405

88 253

92 336

- waste
 160

 120

 280

 125

- total
44 008

44 525

88 533

92 461

PRODUCTIVITY
g/employee
- target
 220

 220

 220

 161

- actual
 209

 207

 208

 170

SURFACE AND  DUMP RECLAMATION
Tonnes treated
- 000
13 929

13 823

27 752

28 261

Yield
- g/t
 0.29

 0.28

 0.29

 0.31

Gold produced
- kg
4 091

3 841

7 932

8 703

OPEN-PIT OPERATIONS
Tonnes mined
- 000
12 113

12 171

24 284

3 472

Stripping ratio
- t(mined-treated)
 /t treated
 2.59

 2.63

 2.61

 1.49

Tonnes treated
- 000
3 372

3 350

6 722

1 397

Yield
- g/t
 1.58

 1.60

 1.59

 2.56

Gold produced
- kg
5 339

5 345

10 685

3 580

TOTAL
Gold produced
- kg
53 438

53 711

107 150

104 744

Revenue - R/kg sold
- (excluding accelerated hedge)
61 590

60 788

61 187

53 487

- (including accelerated hedge)
61 841

60 960

61 398

56 464

Cash costs
- R/kg produced
41 363

40 701

41 031

38 983

Total production costs
- R/kg produced
47 017

46 492

46 753

45 715

GROUP OPERATING RESULTS
Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.
Issued Capital:
97 867 099 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
1999
1999
1999
1998
GOLD
UNDERGROUND OPERATIONS
Tons milled
- 000
- reef
5 851

5 939

11 790

12 366

- waste
 155

 188

 343

 128

- total
6 006

6 127

12 133

12 494

Yield
- oz/t
- reef
 0.241

 0.240

 0.241

 0.240

- waste
 0.033

 0.021

 0.026

 0.032

- average
 0.235

 0.234

 0.235

 0.238

Gold produced
- oz 000
- reef
1 410

1 428

2 838

2 968

- waste
 5

 4

 9

 4

- total
1 415

1 432

2 847

2 972

PRODUCTIVITY
oz/employee
- target
 7.08

 7.07

 7.08

 5.18

- actual
 6.71

 6.67

 6.69

 5.47

SURFACE AND  DUMP RECLAMATION
Tons treated
- 000
15 355

15 236

30 591

31 153

Yield
- oz/t
 0.009

 0.008

 0.008

 0.009

Gold produced
- oz 000
 130

 124

 254

 280

OPEN-PIT OPERATIONS
Tons mined
- 000
13 353

13 416

26 769

3 828

Stripping ratio
- t(mined-treated)
 /t treated
 2.59

 2.63

 2.61

 1.49

Tons treated
- 000
3 717

3 693

7 410

1 540

Yield
- oz/t
 0.046

 0.047

 0.046

 0.075

Gold produced
- oz 000
 172

 172

 344

 116

TOTAL
Gold produced
- oz 000
1 717

1 728

3 445

3 368

Revenue - $/oz  sold
- (excluding accelerated hedge)
 313

 310

 311

 329

- (including accelerated hedge)
 314

 311

 312

 347

Cash costs
- $/ounce produced
 210

 208

 209

 240

Total production costs
- $/ounce produced
 239

 237

 238

 286

Rand/US Dollar average exchange rate
 6.13

 6.10

 6.11

 5.06

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
SA Rand million
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
1999
1999
1999
1998
Turnover
3 339.0

3 317.4

6 656.4

5 937.2

Gold revenue
3 339.0

3 317.4

6 656.4

5 937.2

Normal
3 325.6

3 308.2

6 633.8

5 624.1

Accelerated hedge
 13.4

 9.2

 22.6

 313.1

Cost of sales
2 541.3

2 538.8

5 080.1

4 866.7

Cash costs
2 232.0

2 203.9

4 435.9

4 083.3

Retrenchment costs
 13.4

 9.2

 22.6

 313.0

Rehabilitation and other non cash costs
 24.6

 26.0

 50.6

 2.4

Production costs
2 270.0

2 239.1

4 509.1

4 398.7

Amortisation of mining assets
 273.3

 283.7

 557.0

 389.7

Total production costs
2 543.3

2 522.8

5 066.1

4 788.4

Inventory change
(2.0)

 16.0

 14.0

 78.3

Operating profit
 797.7

 778.6

1 576.3

1 070.5

Corporate administration and other expenses
 61.1

 63.2

 124.2

 152.6

Research and development
 10.9

 7.5

 18.4

 9.5

Exploration costs
 57.0

 56.4

 113.4

 92.1

Profit from operations
 668.7

 651.5

1 320.3

 816.3

Interest paid
 92.8

 28.8

 121.7

 15.8

Interest receivable
 109.3

 77.9

 187.2

 75.7

Income from associates
-

 43.3

 43.3

 175.2

Dividends received
 0.6

 1.4

 2.0

 10.1

 Profit on sale of mining assets
-

-

-

 244.2

Profit on ordinary activities before taxation
 685.8

 745.3

1 431.1

1 305.7

Taxation
 176.6

(218.1)

(41.5)

 305.5

Normal taxation
 155.5

 230.7

 386.2

 382.0

Deferred taxation
- current
 21.1

 11.1

 32.2

(76.5)

- rate change
-

(459.9)

(459.9)

-

Profit on ordinary activities after taxation
 509.2

 963.4

1 472.6

1 000.2

 Profit on sale of associate
 543.2

-

 543.2

-

Goodwill written off
 33.1

 341.7

 374.8

-

Minority interest
 1.8

 10.4

 12.2

-

Profit attributable to ordinary shareholders
1 017.5

 611.3

1 628.8

1 000.2

Earnings per share
 - cents
 1 040

  625

 1 664

 1 022

Headline earnings
 - Rm
 507.4

 953.0

1 460.4

 662.8

 - cents per share
  519

  974

 1 492

  677

Headline earnings before deferred tax
 rate adjustment
 - Rm
 507.4

 493.1

1 000.5

 662.8

 - cents per share
  519

  504

 1 022

  677

Dividends
 - Rm
 880.8

 729.3

 - cents per share
  900

  750

Capital expenditure
 - mining direct
 268.8

 229.1

 497.9

 423.2

 - other
 37.2

 23.3

 60.5

 18.2

 - recoupments
-

-

-

(244.2)

Net capital expenditure
 306.0

 252.4

 558.4

 197.2

GROUP FINANCIAL RESULTS
Prepared in accordance with International Accounting Standards
US Dollar million
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
June
March
June
June
1999
1999
1999
1998
Turnover
 545.1

 543.7

1 088.8

1 174.2

Gold revenue
 545.1

 543.7

1 088.8

1 174.2

Normal
 542.9

 542.2

1 085.1

1 112.0

Accelerated hedge
 2.2

 1.5

 3.7

 62.2

Cost of sales
 414.8

 416.3

 831.1

 963.0

Cash costs
 364.3

 361.4

 725.7

 807.6

Retrenchment costs
 2.2

 1.5

 3.7

 62.1

Rehabilitation and other non cash costs
 4.0

 4.3

 8.3

 0.1

Production costs
 370.5

 367.2

 737.7

 869.8

Amortisation of mining assets
 44.6

 46.5

 91.1

 77.0

Total production costs
 415.1

 413.7

 828.8

 946.8

Inventory change
(0.3)

 2.6

 2.3

 16.2

Operating profit
 130.3

 127.4

 257.7

 211.2

Corporate administration and other expenses
 9.9

 9.5

 19.4

 29.8

Research and development
 1.8

 1.2

 3.0

 1.7

Exploration costs
 9.3

 9.2

 18.5

 18.2

Profit from operations
 109.3

 107.5

 216.8

 161.5

Interest paid
 15.2

 4.7

 19.9

 3.2

Interest receivable
 17.8

 12.8

 30.6

 15.0

Income from associates
-

 7.1

 7.1

 35.1

Dividends received
 0.1

 0.2

 0.3

 2.0

 Profit on sale of mining assets
-

-

-

 47.5

Profit on ordinary activities before taxation
 112.0

 122.9

 234.9

 257.9

Taxation
 28.9

(35.7)

(6.8)

 60.4

Normal taxation
 25.4

 37.8

 63.2

 75.3

Deferred taxation
- current
 3.5

 1.9

 5.4

(14.9)

- rate change
-

(75.4)

(75.4)

-

Profit on ordinary activities after taxation
 83.1

 158.6

 241.7

 197.5

 Profit on sale of associate
 88.7

-

 88.7

-

Goodwill written off
 5.4

 56.0

 61.4

-

Minority interest
 0.3

 1.7

 2.0

-

Profit attributable to ordinary shareholders
 166.1

 100.9

 267.0

 197.5

Earnings per share
 - cents
 170

 103

 273

 202

Headline earnings
 - $m
 82.8

 156.9

 239.7

 130.5

 - cents per share
 85

 160

 245

 133

Headline earnings before deferred  tax
 rate adjustment
 - $m
 82.8

 81.6

 164.4

 130.5

 - cents per share
 85

 83

 168

 133

Dividends
 - $m
 145.9

 123.0

 - cents per share
 149

 127

Capital expenditure
 - mining direct
 43.8

 37.6

 81.4

 83.5

 - other
 6.1

 3.8

 9.9

 3.7

 - recoupments
-

-

-

(47.4)

Net capital expenditure
 49.9

 41.4

 91.3

 39.8

SOUTH AFRICAN OPERATIONS
VAAL RIVER
Great Noligwa Mine
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 101

 105

 206

1 087

1 130

2 217

Milled - 000
- tonnes
/
- tons
- reef
 573

 627

1 200

 632

 691

1 323

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
 573

 627

1 200

 632

 691

1 323

Yield
- g/t
/
- oz/t
- reef
 13.17

 13.93

 13.57

 0.384

 0.406

 0.396

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - average
 13.17

 13.93

 13.57

 0.384

 0.406

 0.396

Gold produced
- kg
/
- oz 000
- reef
7 546

8 735

16 281

 242

 281

 523

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
-

-

-

-

-

-

 - total
7 546

8 735

16 281

 242

 281

 523

Revenue
- R/kg
/
- $/oz
- sold
61 668

61 087

61 356

 313

 311

 312

Cash costs
- R
/
- $
- ton milled
 379

 353

 365

 56

 52

 54

- R/kg
/
- $/oz
- produced
28 768

25 316

26 916

 146

 129

 137

PRODUCTIVITY
per employee
- g
/
- oz
- target
 253

 270

 262

 8.13

 8.68

 8.42

- actual
 241

 274

 257

 7.75

 8.81

 8.26

per employee
- m2
/
- ft2
- target
 3.55

 3.51

 3.53

 38.21

 37.78

 38.00

- actual
 3.22

 3.29

 3.26

 34.66

 35.41

 35.09

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
 464.1

 532.9

 997.0

 75.8

 87.3

 163.1

Accelerated hedge revenue
 1.2

 0.7

 1.9

 0.2

 0.1

 0.3

Total gold revenue
 465.3

 533.6

 998.9

 76.0

 87.4

 163.4

Cost of sales
 253.1

 253.8

 506.9

 41.4

 41.5

 82.9

Cash costs
 217.1

 221.1

 438.2

 35.5

 36.2

 71.7

Retrenchment costs
 1.2

 0.7

 1.9

 0.2

 0.1

 0.3

Rehabilitation costs
 0.6

 1.2

 1.8

 0.1

 0.2

 0.3

Other non-cash costs
 0.9

 1.2

 2.1

 0.2

 0.2

 0.4

Production costs
 219.8

 224.2

 444.0

 36.0

 36.7

 72.7

Amortisation costs
 30.2

 31.8

 62.0

 4.9

 5.2

 10.1

Inventory change
 3.1

(2.2)

 0.9

 0.5

(0.4)

 0.1

Profit from operations
 212.2

 279.8

 492.0

 34.6

 45.9

 80.5

Capital expenditure
- mining direct
 6.8

 1.8

 8.6

 1.1

 0.4

 1.5

- other
 0.6

(0.5)

 0.1

 0.1

(0.1)

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 7.4

 1.3

 8.7

 1.2

 0.3

 1.5

Kopanang Mine
Tau Lekoa Mine
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 105

 104

 209

1 131

1 119

2 250

 89

 84

 173

 958

 904

1 862

 518

 543

1 061

 571

 599

1 170

 532

 448

 980

 586

 494

1 080

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 518

 543

1 061

 571

 599

1 170

 532

 448

 980

 586

 494

1 080

 6.90

 8.36

 7.65

 0.201

 0.244

 0.223

 4.64

 5.22

 4.91

 0.135

 0.152

 0.143

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 6.90

 8.36

 7.65

 0.201

 0.244

 0.223

 4.64

 5.22

 4.91

 0.135

 0.152

 0.143

3 575

4 539

8 114

 115

 146

 261

2 470

2 337

4 807

 80

 75

 155

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

3 575

4 539

8 114

 115

 146

 261

2 470

2 337

4 807

 80

 75

 155

61 690

61 159

61 393

 313

 312

 312

61 699

61 293

61 502

 313

 312

 313

 344

 331

 337

 51

 49

 50

 225

 247

 235

 33

 37

 35

49 890

39 583

44 124

 253

 202

 224

48 355

47 385

47 883

 246

 242

 244

 150

 160

 155

 4.82

 5.14

 4.98

 170

 158

 164

 5.47

 5.08

 5.27

 150

 192

 171

 4.82

 6.17

 5.50

 185

 176

 181

 5.95

 5.66

 5.82

 4.23

 4.25

 4.24

 45.53

 45.75

 45.64

 7.13

 6.44

 6.77

 76.75

 69.32

 72.87

 4.42

 4.40

 4.41

 47.58

 47.36

 47.47

 6.68

 6.35

 6.51

 71.90

 68.35

 70.07

 219.9

 276.9

 496.8

 35.9

 45.4

 81.3

 151.9

 142.5

 294.4

 24.8

 23.4

 48.2

 0.6

 0.7

 1.3

 0.1

 0.1

 0.2

 0.4

 0.7

 1.1

 0.1

 0.1

 0.2

 220.5

 277.6

 498.1

 36.0

 45.5

 81.5

 152.3

 143.2

 295.5

 24.9

 23.5

 48.4

 190.7

 191.7

 382.4

 31.1

 31.4

 62.5

 143.0

 131.8

 274.8

 23.4

 21.6

 45.0

 178.3

 179.7

 358.0

 29.2

 29.4

 58.6

 119.5

 110.7

 230.2

 19.5

 18.1

 37.6

 0.6

 0.7

 1.3

 0.1

 0.1

 0.2

 0.4

 0.7

 1.1

 0.1

 0.1

 0.2

 0.3

 0.6

 0.9

-

 0.1

 0.1

 0.2

 0.3

 0.5

-

 0.1

 0.1

 0.8

 0.7

 1.5

-

 0.2

 0.2

 0.6

 0.4

 1.0

 0.1

 0.1

 0.2

 180.0

 181.7

 361.7

 29.3

 29.8

 59.1

 120.7

 112.1

 232.8

 19.7

 18.4

 38.1

 9.1

 11.2

 20.3

 1.5

 1.8

 3.3

 21.3

 20.3

 41.6

 3.5

 3.3

 6.8

 1.6

(1.2)

 0.4

 0.3

(0.2)

 0.1

 1.0

(0.6)

 0.4

 0.2

(0.1)

 0.1

 29.8

 85.9

 115.7

 4.9

 14.1

 19.0

 9.3

 11.4

 20.7

 1.5

 1.9

 3.4

 0.1

-

 0.1

-

-

-

-

(0.2)

(0.2)

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 0.1

-

 0.1

-

-

-

-

(0.2)

(0.2)

-

-

-

VAAL RIVER
Surface Operations
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
1 249

1 226

2 475

1 377

1 351

2 728

 - total
1 249

1 226

2 475

1 377

1 351

2 728

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 0.49

 0.50

 0.49

 0.014

 0.015

 0.014

 - average
 0.49

 0.50

 0.49

 0.014

 0.015

 0.014

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

- surface and
  dump reclamation
 607

 615

1 222

 19

 20

 39

 - total
 607

 615

1 222

 19

 20

 39

Revenue
- R/kg
/
- $/oz
- sold
61 537

61 049

61 291

 313

 311

 312

Cash costs
- R
/
- $
- ton milled
 17

 18

 18

 3

 3

 3

- R/kg
/
- $/oz
- produced
35 862

36 348

36 106

 182

 185

 184

PRODUCTIVITY
per employee
- g
/
- oz
- target
 362

 359

 361

 11.64

 11.54

 11.61

- actual
 318

 319

 319

 10.22

 10.26

 10.26

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS ( MILLION)
Gold normal revenue
 37.4

 37.5

 74.9

 6.1

 6.2

 12.3

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 37.4

 37.5

 74.9

 6.1

 6.2

 12.3

Cost of sales
 21.9

 22.4

 44.3

 3.6

 3.7

 7.3

Cash costs
 21.7

 22.4

 44.1

 3.5

 3.7

 7.2

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
-

-

-

-

-

-

Other non-cash costs
 0.2

-

 0.2

 0.1

-

 0.1

Production costs
 21.9

 22.4

 44.3

 3.6

 3.7

 7.3

Amortisation costs
-

-

-

-

-

-

Inventory change
-

-

-

-

-

-

Profit from operations
 15.5

 15.1

 30.6

 2.5

 2.5

 5.0

Capital expenditure
Moab Khotsong Mine
- mining direct
 77.1

 75.2

 152.3

 12.6

 12.3

 24.9

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 77.1

 75.2

 152.3

 12.6

 12.3

 24.9

ERGO
Ergo
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Material treated
- tonnes
/
- tons
- 000
11 801

11 977

23 778

13 009

13 202

26 211

Yield
- g/t
/
- oz/t
 0.22

 0.22

 0.22

 0.007

 0.006

 0.006

Gold produced
- kg
/
- oz 000
2 637

2 634

5 271

 84

 85

 169

Revenue
- R/kg
/
- $/oz
- sold
61 601

61 087

61 344

 313

 311

 312

Cash costs
- R
/
- $
- ton treated
 11

 11

 11

 2

 2

 2

- R/kg
/
- $/oz
- produced
51 199

49 833

50 517

 260

 254

 257

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 162.1

 160.7

 322.8

 26.4

 26.4

 52.8

Accelerated hedge revenue
 0.3

 0.2

 0.5

-

-

-

Total gold revenue
 162.4

 160.9

 323.3

 26.4

 26.4

 52.8

Cost of sales
 158.9

 151.3

 310.2

 25.9

 24.8

 50.7

Cash costs
 135.0

 131.3

 266.3

 22.1

 21.5

 43.6

Retrenchment costs
 0.3

 0.2

 0.5

-

-

-

Rehabilitation costs
 1.2

 1.2

 2.4

 0.2

 0.2

 0.4

Other non-cash costs
 1.1

 1.2

 2.3

 0.1

 0.3

 0.4

Production costs
 137.6

 133.9

 271.5

 22.4

 22.0

 44.4

Amortisation costs
 18.8

 18.4

 37.2

 3.1

 3.0

 6.1

Inventory change
 2.5

(1.0)

 1.5

 0.4

(0.2)

 0.2

Profit from operations
 3.5

 9.6

 13.1

 0.5

 1.6

 2.1

Capital expenditure
 1.3

 2.1

 3.4

 0.2

 0.4

 0.6

FREE STATE
Bambanani Mine
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 84

 87

 171

 901

 936

1 837

Milled - 000
- tonnes
/
- tons
- reef
 516

 541

1 057

 569

 596

1 165

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
 516

 541

1 057

 569

 596

1 165

Yield
- g/t
/
- oz/t
- reef
 7.50

 7.57

 7.53

 0.219

 0.221

 0.220

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - average
 7.50

 7.57

 7.53

 0.219

 0.221

 0.220

Gold produced
- kg
/
- oz 000
- reef
3 870

4 094

7 964

 124

 132

 256

- waste
-

-

-

-

-

-

 - surface and dump reclamation
-

-

-

-

-

-

 - total
3 870

4 094

7 964

 124

 132

 256

Revenue
- R/kg
/
- $/oz
- sold
61 790

61 281

61 528

 314

 312

 313

Cash costs
- R
/
- $
- ton milled
 352

 337

 344

 52

 50

 51

- R/kg
/
- $/oz
- produced
46 884

44 491

45 654

 238

 227

 232

PRODUCTIVITY
per employee
- g
/
- oz
- target
 178

 175

 177

 5.72

 5.63

 5.69

- actual
 170

 178

 174

 5.47

 5.72

 5.59

per employee
- m2
/
- ft2
- target
 3.91

 3.88

 3.90

 42.09

 41.76

 41.98

- actual
 3.69

 3.78

 3.73

 39.72

 40.69

 40.15

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 238.0

 249.8

 487.8

 38.9

 40.9

 79.8

Accelerated hedge revenue
 1.1

 1.1

 2.2

 0.2

 0.2

 0.4

Total gold revenue
 239.1

 250.9

 490.0

 39.1

 41.1

 80.2

Cost of sales
 192.8

 200.7

 393.5

 31.5

 32.9

 64.4

Cash costs
 181.5

 182.1

 363.6

 29.6

 29.9

 59.5

Retrenchment costs
 1.1

 1.1

 2.2

 0.2

 0.2

 0.4

Rehabilitation costs
 0.3

(0.7)

(0.4)

-

(0.1)

(0.1)

Other non-cash costs
 1.0

 1.5

 2.5

 0.3

 0.2

 0.5

Production costs
 183.9

 184.0

 367.9

 30.1

 30.2

 60.3

Amortisation costs
 9.8

 10.0

 19.8

 1.6

 1.6

 3.2

Inventory change
(0.9)

 6.7

 5.8

(0.2)

 1.1

 0.9

Profit from operations
 46.3

 50.2

 96.5

 7.6

 8.2

 15.8

Capital expenditure
- mining direct
 6.4

 6.9

 13.3

 1.1

 1.1

 2.2

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 6.4

 6.9

 13.3

 1.1

 1.1

 2.2

Tshepong Mine
Matjhabeng Mine
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 94

 85

 179

1 012

 915

1 927

 76

 105

 181

 818

1 130

1 948

 327

 302

 629

 360

 333

 693

 347

 470

 817

 383

 518

 901

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 327

 302

 629

 360

 333

 693

 347

 470

 817

 383

 518

 901

 8.19

 8.28

 8.24

 0.239

 0.242

 0.240

 6.97

 7.37

 7.20

 0.203

 0.215

 0.210

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 8.19

 8.28

 8.24

 0.239

 0.242

 0.240

 6.97

 7.37

 7.20

 0.203

 0.215

 0.210

2 679

2 502

5 181

 87

 80

 167

2 417

3 465

5 882

 78

 111

 189

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

2 679

2 502

5 181

 87

 80

 167

2 417

3 465

5 882

 78

 111

 189

62 165

61 683

61 932

 316

 314

 315

63 497

61 004

62 028

 322

 311

 316

 354

 384

 369

 53

 57

 55

 496

 397

 439

 73

 59

 65

43 263

46 341

44 749

 220

 236

 228

71 253

53 829

60 989

 362

 274

 310

 148

 156

 152

 4.76

 5.02

 4.89

 143

 141

 142

 4.60

 4.53

 4.57

 177

 158

 167

 5.69

 5.08

 5.37

 90

 126

 108

 2.89

 4.05

 3.47

 5.63

 5.71

 5.67

 60.60

 61.46

 61.03

 3.94

 3.94

 3.94

 42.41

 42.41

 42.41

 6.21

 5.39

 5.79

 66.84

 58.02

 62.32

 2.83

 3.81

 3.32

 30.46

 41.01

 35.74

 164.9

 152.6

 317.5

 26.9

 25.0

 51.9

 148.6

 211.4

 360.0

 24.3

 34.6

 58.9

 1.7

 1.7

 3.4

 0.3

 0.3

 0.6

 4.8

-

 4.8

 0.8

-

 0.8

 166.6

 154.3

 320.9

 27.2

 25.3

 52.5

 153.4

 211.4

 364.8

 25.1

 34.6

 59.7

 136.5

 139.3

 275.8

 22.3

 22.8

 45.1

 180.0

 196.1

 376.1

 29.4

 32.1

 61.5

 115.9

 115.9

 231.8

 18.9

 19.0

 37.9

 172.2

 186.5

 358.7

 28.1

 30.6

 58.7

 1.7

 1.7

 3.4

 0.3

 0.3

 0.6

 4.8

-

 4.8

 0.8

-

 0.8

 0.2

(0.4)

(0.2)

 0.1

(0.1)

-

 0.3

(0.5)

(0.2)

 0.1

(0.1)

-

 0.9

 0.8

 1.7

 0.1

 0.1

 0.2

 0.7

 1.2

 1.9

-

 0.2

 0.2

 118.7

 118.0

 236.7

 19.4

 19.3

 38.7

 178.0

 187.2

 365.2

 29.0

 30.7

 59.7

 18.5

 17.0

 35.5

 3.0

 2.8

 5.8

 2.6

 3.2

 5.8

 0.5

 0.5

 1.0

(0.7)

 4.3

 3.6

(0.1)

 0.7

 0.6

(0.6)

 5.7

 5.1

(0.1)

 0.9

 0.8

 30.1

 15.0

 45.1

 4.9

 2.5

 7.4

(26.6)

 15.3

(11.3)

(4.3)

 2.5

(1.8)

-

-

-

-

-

-

 4.8

 0.1

 4.9

 0.8

-

 0.8

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

-

 4.8

 0.1

 4.9

 0.8

-

 0.8

FREE STATE
Surface Operations
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
-

-

-

-

-

-

Milled - 000
- tonnes
/
- tons
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 879

 620

1 499

 969

 683

1 652

 - total
 879

 620

1 499

 969

 683

1 652

Yield
- g/t
/
- oz/t
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 0.96

 0.95

 0.96

 0.028

 0.028

 0.028

 - average
 0.96

 0.95

 0.96

 0.028

 0.028

 0.028

Gold produced
- kg
/
- oz 000
- reef
-

-

-

-

-

-

- waste
-

-

-

-

-

-

 - surface and dump reclamation
 847

 592

1 439

 27

 19

 46

 - total
 847

 592

1 439

 27

 19

 46

Revenue
- R/kg
/
- $/oz
- sold
61 511

61 003

61 302

 312

 311

 312

Cash costs
- R
/
- $
- ton milled
 47

 44

 46

 7

 7

 7

- R/kg
/
- $/oz
- produced
48 543

46 079

47 530

 247

 235

 242

PRODUCTIVITY
per employee
- g
/
- oz
- target
 180

 177

 179

 5.79

 5.69

 5.75

- actual
 332

 219

 274

 10.67

 7.04

 8.81

per employee
- m2
/
- ft2
- target
-

-

-

-

-

-

- actual
-

-

-

-

-

-

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 52.1

 36.1

 88.2

 8.5

 5.9

 14.4

Accelerated hedge revenue
-

-

-

-

-

-

Total gold revenue
 52.1

 36.1

 88.2

 8.5

 5.9

 14.4

Cost of sales
 41.5

 28.7

 70.2

 6.8

 4.7

 11.5

Cash costs
 41.1

 27.3

 68.4

 6.7

 4.5

 11.2

Retrenchment costs
-

-

-

-

-

-

Rehabilitation costs
 0.1

(0.1)

-

-

-

-

Other non-cash costs
(0.1)

 0.2

 0.1

 0.2

(0.1)

 0.1

Production costs
 41.1

 27.4

 68.5

 6.9

 4.4

 11.3

Amortisation costs
 0.6

 0.3

 0.9

-

 0.1

 0.1

Inventory change
(0.2)

 1.0

 0.8

(0.1)

 0.2

 0.1

Profit from operations
 10.6

 7.4

 18.0

 1.7

 1.2

 2.9

Capital expenditure
- mining direct
 0.2

-

 0.2

-

-

-

- other
-

-

-

-

-

-

- recoupments
-

-

-

-

-

-

Net capital expenditure
 0.2

-

 0.2

-

-

-

Joel Mine
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 69

 63

 132

 743

 678

1 421

 324

 311

 635

 357

 343

 700

 13

 50

 63

 14

 55

 69

-

-

-

-

-

-

 337

 361

 698

 371

 398

 769

 5.62

 6.20

 5.90

 0.164

 0.181

 0.172

 0.85

 0.60

 0.65

 0.025

 0.018

 0.019

-

-

-

-

-

-

 5.43

 5.43

 5.43

 0.158

 0.158

 0.158

1 820

1 929

3 749

 59

 62

 121

 11

 30

 41

-

 1

 1

-

-

-

-

-

-

1 831

1 959

3 790

 59

 63

 122

61 959

61 004

61 465

 315

 311

 313

 269

 250

 259

 40

 37

 38

49 427

46 013

47 662

 251

 235

 242

 158

 150

 154

 5.08

 4.82

 4.95

 123

 136

 129

 3.95

 4.37

 4.15

 5.49

 5.29

 5.39

 59.09

 56.94

 58.02

 4.62

 4.37

 4.50

 49.73

 47.04

 48.44

 112.6

 119.5

 232.1

 18.4

 19.6

 38.0

 0.8

-

 0.8

 0.1

-

 0.1

 113.4

 119.5

 232.9

 18.5

 19.6

 38.1

 108.6

 101.4

 210.0

 17.8

 16.6

 34.4

 90.5

 90.1

 180.6

 14.7

 14.8

 29.5

 0.8

-

 0.8

 0.1

-

 0.1

 0.2

 0.3

 0.5

 0.1

-

 0.1

 0.1

(0.4)

(0.3)

 0.1

(0.1)

-

 91.6

 90.0

 181.6

 15.0

 14.7

 29.7

 15.9

 11.0

 26.9

 2.6

 1.8

 4.4

 1.1

 0.4

 1.5

 0.2

 0.1

 0.3

 4.8

 18.1

 22.9

 0.7

 3.0

 3.7

 22.4

 33.5

 55.9

 3.7

 5.5

 9.2

-

-

-

-

-

-

-

-

-

-

-

-

 22.4

 33.5

 55.9

 3.7

 5.5

 9.2

WEST WITS
TauTona Mine (East Mine)
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 72

 65

 137

 775

 700

1 475

Milled - 000
- tonnes /
- tons
- reef
 423

 430

 853

 466

 474

 940

- waste
-

-

-

-

-

-

- total
 423

 430

 853

 466

 474

 940

Yield
- g/t
/
- oz/t
- reef
 11.73

 11.34

 11.53

 0.342

 0.331

 0.336

- waste
-

-

-

-

-

-

- average
 11.73

 11.34

 11.53

 0.342

 0.331

 0.336

Gold produced
- kg
/
- oz 000
- reef
4 961

4 877

9 838

 159

 157

 316

- waste
-

-

-

-

-

-

- total
4 961

4 877

9 838

 159

 157

 316

Revenue
- R/kg
/
- $/oz
- sold
61 563

61 113

61 340

 313

 312

 312

Cash costs
- R
/
- $
- ton milled
 364

 375

 370

 54

 56

 55

- R/kg
/
- $/oz
- produced
31 026

33 102

32 055

 158

 169

 163

PRODUCTIVITY
per employee
- g
/
- oz
- target
 279

 270

 274

 8.97

 8.68

 8.81

- actual
 258

 246

 252

 8.29

 7.91

 8.10

per employee
- m2
/
- ft2
- target
 4.07

 3.90

 3.98

 43.81

 41.98

 42.84

- actual
 3.75

 3.28

 3.51

 40.36

 35.31

 37.78

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 305.2

 297.5

 602.7

 49.8

 48.7

 98.5

Accelerated hedge revenue
 0.3

 0.5

 0.8

 0.1

 0.1

 0.2

Total gold revenue
 305.5

 298.0

 603.5

 49.9

 48.8

 98.7

Cost of sales
 153.2

 178.7

 331.9

 25.1

 29.2

 54.3

Cash costs
 154.0

 161.4

 315.4

 25.1

 26.5

 51.6

Retrenchment costs
 0.3

 0.5

 0.8

-

 0.1

 0.1

Rehabilitation costs
 0.8

(0.1)

 0.7

 0.1

-

 0.1

Other non-cash costs
 1.0

 1.0

 2.0

 0.4

-

 0.4

Production costs
 156.1

 162.8

 318.9

 25.6

 26.6

 52.2

Amortisation costs
 0.7

 21.5

 22.2

 0.1

 3.5

 3.6

Inventory change
(3.6)

(5.6)

(9.2)

(0.6)

(0.9)

(1.5)

Profit from operations
 152.3

 119.3

 271.6

 24.8

 19.6

 44.4

Capital expenditure
- mining direct
 9.3

 0.6

 9.9

 1.5

 0.1

 1.6

- other
 1.6

 0.1

 1.7

 0.3

-

 0.3

- recoupments
-

-

-

-

-

-

Net capital expenditure
 10.9

 0.7

 11.6

 1.8

 0.1

 1.9

Savuka Mine (West Mine)
Mponeng Mine (South Mine)
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 55

 50

 105

 592

 538

1 130

 65

 63

 128

 700

 678

1 378

 310

 288

 598

 342

 317

 659

 405

 417

 822

 446

 460

 906

-

-

-

-

-

-

-

-

-

-

-

-

 310

 288

 598

 342

 317

 659

 405

 417

 822

 446

 460

 906

 6.69

 6.59

 6.64

 0.195

 0.192

 0.194

 9.35

 6.25

 7.77

 0.273

 0.182

 0.227

-

-

-

-

-

-

-

-

-

-

-

-

 6.69

 6.59

 6.64

 0.195

 0.192

 0.194

 9.35

 6.25

 7.77

 0.273

 0.182

 0.227

2 075

1 897

3 972

 67

 61

 128

3 786

2 605

6 391

 121

 84

 205

-

-

-

-

-

-

-

-

-

-

-

-

2 075

1 897

3 972

 67

 61

 128

3 786

2 605

6 391

 121

 84

 205

61 720

61 052

61 401

 313

 311

 312

61 688

61 116

61 455

 313

 312

 313

 366

 401

 383

 54

 60

 57

 386

 379

 382

 57

 56

 57

54 724

60 899

57 673

 278

 310

 293

41 309

60 618

49 179

 210

 309

 250

 164

 167

 166

 5.27

 5.37

 5.34

 198

 190

 194

 6.37

 6.11

 6.24

 137

 118

 127

 4.40

 3.79

 4.08

 219

 149

 184

 7.04

 4.79

 5.92

 4.32

 4.54

 4.43

 46.50

 48.87

 47.68

 4.12

 4.04

 4.08

 44.35

 43.49

 43.92

 3.63

 3.11

 3.36

 39.07

 33.48

 36.17

 3.77

 3.61

 3.69

 40.58

 38.86

 39.72

 127.7

 115.7

 243.4

 20.8

 19.0

 39.8

 232.9

 158.9

 391.8

 37.9

 26.1

 64.0

 0.4

 0.1

 0.5

 0.1

-

 0.1

 0.7

 0.3

 1.0

 0.2

-

 0.2

 128.1

 115.8

 243.9

 20.9

 19.0

 39.9

 233.6

 159.2

 392.8

 38.1

 26.1

 64.2

 115.0

 117.4

 232.4

 18.7

 19.3

 38.0

 166.9

 161.6

 328.5

 27.2

 26.5

 53.7

 113.6

 115.5

 229.1

 18.6

 18.9

 37.5

 156.4

 157.9

 314.3

 25.5

 25.9

 51.4

 0.4

 0.1

 0.5

 0.1

-

 0.1

 0.7

 0.3

 1.0

 0.2

-

 0.2

 0.3

-

 0.3

 0.1

-

 0.1

 0.5

-

 0.5

 0.1

-

 0.1

 0.6

 0.4

 1.0

(0.2)

 0.2

-

 0.7

 0.6

 1.3

-

 0.1

 0.1

 114.9

 116.0

 230.9

 18.6

 19.1

 37.7

 158.3

 158.8

 317.1

 25.8

 26.0

 51.8

 1.6

 3.6

 5.2

 0.3

 0.6

 0.9

 11.3

 5.8

 17.1

 1.8

 1.0

 2.8

(1.5)

(2.2)

(3.7)

(0.2)

(0.4)

(0.6)

(2.7)

(3.0)

(5.7)

(0.4)

(0.5)

(0.9)

 13.1

(1.6)

 11.5

 2.2

(0.3)

 1.9

 66.7

(2.4)

 64.3

 10.9

(0.4)

 10.5

 2.2

 1.7

 3.9

 0.3

 0.3

 0.6

 41.4

 26.1

 67.5

 6.9

 4.2

 11.1

 0.4

 0.5

 0.9

 0.1

 0.1

 0.2

 8.4

 5.2

 13.6

 1.3

 0.9

 2.2

-

-

-

-

-

-

-

-

-

-

-

-

 2.6

 2.2

 4.8

 0.4

 0.4

 0.8

 49.8

 31.3

 81.1

 8.2

 5.1

 13.3

WEST WITS
Elandsrand Mine
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Area mined
- m2
/
- ft2
- 000
 105

 109

 214

1 130

1 173

2 303

Milled - 000
- tonnes /
- tons
- reef
 462

 468

 930

 509

 516

1 025

- waste
 8

 6

 14

 8

 7

 15

- total
 470

 474

 944

 517

 523

1 040

Yield
- g/t
/
- oz/t
- reef
 8.24

 6.76

 7.49

 0.240

 0.197

 0.219

- waste
 0.38

 0.33

 0.36

 0.011

 0.010

 0.010

- average
 8.11

 6.68

 7.39

 0.236

 0.195

 0.216

Gold produced
- kg
/
- oz 000
- reef
3 808

3 162

6 970

 122

 102

 224

- waste
 3

 2

 5

-

-

-

- total
3 811

3 164

6 975

 122

 102

 224

Revenue
- R/kg
/
- $/oz
- sold
61 700

61 841

61 764

 313

 315

 314

Cash costs
- R
/
- $
- ton milled
 351

 336

 343

 52

 50

 51

- R/kg
/
- $/oz
- produced
43 256

50 330

46 465

 220

 257

 236

PRODUCTIVITY
per employee
- g
/
- oz
- target
 211

 216

 214

 6.78

 6.94

 6.88

- actual
 195

 168

 182

 6.27

 5.40

 5.85

per employee
- m2
/
- ft2
- target
 6.29

 6.52

 6.40

 67.70

 70.18

 68.89

- actual
 5.38

 5.80

 5.59

 57.91

 62.43

 60.17

FINANCIAL RESULTS (MILLION)
Gold normal revenue
 234.3

 193.1

 427.4

 38.2

 31.7

 69.9

Accelerated hedge revenue
 0.8

 2.6

 3.4

 0.2

 0.4

 0.6

Total gold revenue
 235.1

 195.7

 430.8

 38.4

 32.1

 70.5

Cost of sales
 178.9

 171.3

 350.2

 29.2

 28.1

 57.3

Cash costs
 164.9

 159.2

 324.1

 26.9

 26.1

 53.0

Retrenchment costs
 0.8

 2.6

 3.4

 0.2

 0.4

 0.6

Rehabilitation costs
 0.6

(0.1)

 0.5

 0.1

-

 0.1

Other non-cash costs
 0.3

 0.6

 0.9

 0.1

 0.1

 0.2

Production costs
 166.6

 162.3

 328.9

 27.3

 26.6

 53.9

Amortisation costs
 11.9

 9.7

 21.6

 1.9

 1.6

 3.5

Inventory change
 0.4

(0.7)

(0.3)

-

(0.1)

(0.1)

Profit from operations
 56.2

 24.4

 80.6

 9.2

 4.0

 13.2

Capital expenditure
- mining direct
 28.5

 27.5

 56.0

 4.6

 4.5

 9.1

- other
 6.8

 4.6

 11.4

 1.1

 0.8

 1.9

- recoupments
-

-

-

-

-

-

Net capital expenditure
 35.3

 32.1

 67.4

 5.7

 5.3

 11.0

Deelkraal Mine
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 34

 34

 68

 366

 366

 732

 195

 186

 381

 215

 205

 420

 121

 114

 235

 133

 126

 259

 316

 300

 616

 348

 331

 679

 6.77

 7.31

 7.04

 0.198

 0.213

 0.205

 1.21

 0.77

 1.00

 0.035

 0.023

 0.029

 4.64

 4.83

 4.73

 0.135

 0.141

 0.138

1 321

1 360

2 681

 42

 44

 86

 146

 88

 234

 5

 3

 8

1 467

1 448

2 915

 47

 47

 94

61 725

61 331

61 530

 313

 313

 313

 276

 283

 280

 41

 42

 42

59 517

58 705

59 114

 302

 299

 301

 173

 181

 177

 5.56

 5.82

 5.69

 125

 122

 124

 4.02

 3.92

 3.99

 4.27

 4.36

 4.32

 45.96

 46.93

 46.50

 2.91

 2.87

 2.89

 31.32

 30.89

 31.11

 90.3

 88.3

 178.6

 14.7

 14.5

 29.2

 0.3

 0.5

 0.8

-

 0.1

 0.1

 90.6

 88.8

 179.4

 14.7

 14.6

 29.3

 103.3

 94.4

 197.7

 16.8

 15.5

 32.3

 87.3

 85.0

 172.3

 14.3

 13.9

 28.2

 0.3

 0.5

 0.8

-

 0.1

 0.1

 0.7

 0.3

 1.0

 0.1

 0.1

 0.2

 0.6

 0.5

 1.1

-

 0.1

 0.1

 88.9

 86.3

 175.2

 14.4

 14.2

 28.6

 14.3

 8.4

 22.7

 2.3

 1.4

 3.7

 0.1

(0.3)

(0.2)

 0.1

(0.1)

-

(12.7)

(5.6)

(18.3)

(2.1)

(0.9)

(3.0)

 3.9

 3.8

 7.7

 0.7

 0.6

 1.3

-

-

-

-

-

-

-

-

-

-

-

-

 3.9

 3.8

 7.7

 0.7

 0.6

 1.3

OTHER AFRICAN OPERATIONS
Navachab - Attributable 70%
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Mined
- tonnes
/
- tons
- 000
1 024

 987

2 011

1 129

1 088

2 217

Volume mined
- bcm
/
- bcy
- 000
 384

 365

 749

 503

 477

 980

Stripping ratio
- t(mined-treated)
 /t treated
 3.55

 3.15

 3.34

 3.55

 3.15

 3.34

Treated
- tonnes
/
- tons
- 000
 225

 238

 463

 248

 262

 510

Mill head grade
- g/t
/
- oz/t
 1.61

 1.50

 1.55

 0.047

 0.044

 0.045

Metallurgical recovery
- %
 90.26

 91.24

 90.74

 90.26

 91.24

 90.74

Gold produced
- kg
/
- oz 000
 327

 325

 652

 11

 10

 21

Revenue
- R/kg
/
- $/oz
- sold
54 536

63 224

59 055

 277

 322

 301

Cash costs
- R/kg
/
- $/oz
- produced
50 798

51 612

51 204

 258

 263

 261

PRODUCTIVITY
per employee
- g
/
- oz
- target
 443

 431

 431

 14.24

 13.86

 13.86

- actual
 439

 449

 449

 14.12

 14.45

 14.45

FINANCIAL RESULTS ( MILLION)
Gold revenue
 17.5

 22.0

 39.5

 2.9

 3.6

 6.5

Cost of sales
 18.4

 16.6

 35.0

 3.0

 2.7

 5.7

Cash costs
 16.6

 16.8

 33.4

 2.8

 2.7

 5.5

Rehabilitation costs
(0.5)

 0.5

-

(0.1)

 0.1

 0.0

Other non-cash costs
 0.2

 0.1

 0.3

-

-

-

Production costs
 16.3

 17.4

 33.7

 2.7

 2.8

 5.5

Amortisation costs
 0.5

 0.5

 1.0

 0.1

 0.1

 0.2

Inventory change
 1.6

(1.3)

 0.3

 0.2

(0.2)

-

Profit from operations
(0.9)

 5.4

 4.5

(0.1)

 0.9

 0.8

Capital expenditure
 0.5

 0.1

 0.6

-

-

-

Sadiola - Attributable 38%
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
1 449

1 554

3 003

1 597

1 713

3 310

 824

 806

1 630

1 078

1 054

2 132

 1.99

 2.27

 2.13

 1.99

 2.27

 2.13

 485

 475

 960

 535

 524

1 058

 3.43

 3.00

 3.22

 0.100

 0.087

 0.094

 97.16

 96.50

 96.77

 97.16

 96.50

 96.77

1 614

1 373

2 987

 52

 44

 96

60 814

63 305

61 999

 309

 323

 315

20 158

22 492

21 231

 102

 115

 108

2 076

2 151

2 115

 66.74

 69.16

 68.00

1 972

1 677

1 825

 63.40

 53.93

 58.66

 91.4

 86.2

 177.6

 14.9

 14.1

 29.0

 54.7

 54.4

 109.1

 8.9

 8.9

 17.8

 32.5

 30.9

 63.4

 5.3

 5.1

 10.4

-

 0.3

 0.3

-

 0.1

 0.1

 6.4

 6.0

 12.4

 1.0

 0.9

 1.9

 38.9

 37.2

 76.1

 6.3

 6.1

 12.4

 18.5

 18.2

 36.7

 3.0

 3.0

 6.0

(2.7)

(1.0)

(3.7)

(0.4)

(0.2)

(0.6)

 36.7

 31.8

 68.5

 6.0

 5.2

 11.2

 4.9

 3.2

 8.1

 0.8

 0.5

 1.3

NORTH AMERICAN OPERATIONS
Cripple Creek & Victor J.V.
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
Treated
- tonnes
/
- tons
- 000
Mill head grade
- g/t
/
- oz/t
Gold in ore
- kg
/
- oz 000
Yield
- g/t
/
- oz/t
Gold produced
- kg
/
- oz 000
Open-pit Operations
Mined
- tonnes
/
- tons
- 000
6 963

6 489

13 452

7 675

7 153

14 828

Stripping ratio
- t(mined-treated)
 /t treated
 1.80

 1.68

 1.74

 1.80

 1.68

 1.74

Treated
- tonnes
/
- tons
- 000
2 488

2 423

4 911

2 743

2 671

5 413

Mill head grade
- g/t
/
- oz/t
 0.67

 0.59

 0.63

 0.019

 0.017

 0.018

Gold in ore
- kg
/
- oz 000
1 658

1 435

3 093

 53

 46

 99

Yield
- g/t
/
- oz/t
 0.67

 0.59

 0.63

 0.019

 0.017

 0.018

Gold produced
- kg
/
- oz 000
1 658

1 435

3 093

 53

 46

 99

Total
Yield
- g/t
/
- oz/t
 0.67

 0.59

 0.63

 0.019

 0.017

 0.018

Gold produced
- kg
/
- oz 000
1 658

1 435

3 093

 53

 46

 99

Revenue
- R/kg
/
- $/oz
- sold
62 434

56 304

59 497

 317

 287

 303

Cash costs
- R/kg
/
- $/oz
- produced
32 871

32 334

32 622

 168

 165

 167

PRODUCTIVITY
per employee
- g
/
- oz
- target
2 115

1 804

2 022

 68

 58

 65

- actual
1 773

1 555

1 680

 57

 50

 54

FINANCIAL RESULTS (MILLION)
Gold revenue
 103.5

 80.5

 184.0

 16.9

 13.2

 30.1

Cost of sales
 71.1

 67.7

 138.8

 11.6

 11.1

 22.7

Cash costs
 54.5

 46.4

 100.9

 8.9

 7.6

 16.5

Rehabilitation costs
 3.1

 2.4

 5.5

 0.5

 0.4

 0.9

Other non-cash costs
-

-

-

-

-

-

Production costs
 57.6

 48.8

 106.4

 9.4

 8.0

 17.4

Amortisation costs
 13.5

 18.9

 32.4

 2.2

 3.1

 5.3

Inventory change
-

-

-

-

-

-

Profit from operations
 32.4

 12.8

 45.2

 5.3

 2.1

 7.4

Capital expenditure
 27.6

 21.4

 49.0

 4.5

 3.5

 8.0

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
 159

 139

 298

 175

 153

 328

 109

 99

 208

 120

 109

 229

 13.15

 12.58

 12.88

 0.383

 0.367

 0.376

1 433

1 245

2 678

 46

 40

 86

 13.78

 10.78

 12.35

 0.400

 0.312

 0.358

1 502

1 067

2 569

 48

 34

 82

1 466

2 121

3 587

1 616

2 338

3 953

 20.84

 16.97

 18.39

 20.84

 16.97

 18.39

 67

 118

 185

 74

 130

 204

 5.75

 8.31

 7.38

 0.162

 0.246

 0.216

 385

 980

1 365

 12

 32

 44

 6.01

 6.71

 6.46

 0.176

 0.192

 0.186

 403

 792

1 195

 13

 25

 38

 10.82

 8.57

 9.58

 0.314

 0.247

 0.277

1 905

1 859

3 764

 61

 59

 120

62 699

56 304

60 540

 318

 287

 308

38 268

35 772

37 035

 195

 185

 190

1 742

1 928

1 835

 56

 62

 59

1 991

1 960

1 991

 64

 63

 64

 119.4

 104.3

 223.8

 19.5

 17.1

 36.6

 99.9

 98.9

 198.7

 16.3

 16.2

 32.5

 72.9

 66.5

 139.4

 11.9

 10.9

 22.8

 3.1

 4.3

 7.3

 0.5

 0.7

 1.2

-

-

-

-

-

-

 76.0

 70.8

 146.7

 12.4

 11.6

 24.0

 23.9

 28.1

 52.0

 3.9

 4.6

 8.5

-

-

-

-

-

-

 19.5

 5.4

 25.1

 3.2

 0.9

 4.1

 23.9

 15.9

 39.8

 3.9

 2.6

 6.5

SOUTH AMERICAN OPERATIONS
Morro Velho
Prepared in accordance with International
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Accounting Standards.
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
OPERATING RESULTS
GOLD
Underground Operations
Mined
- tonnes
/
- tons
- 000
 190

 185

 375

 209

 204

 413

Treated
- tonnes
/
- tons
- 000
 190

 184

 374

 209

 203

 412

Mill head grade
- g/t
/
- oz/t
 8.02

 7.45

 7.74

 0.234

 0.217

 0.226

Gold in ore
- kg
/
- oz 000
1 524

1 378

2 902

 49

 44

 93

Yield
- g/t
/
- oz/t
 7.52

 6.93

 7.23

 0.220

 0.202

 0.211

Gold produced
- kg
/
- oz 000
1 428

1 276

2 704

 46

 41

 87

Open-pit Operations
Mined
- tonnes
/
- tons
- 000
 376

 263

 639

 415

 290

 705

Stripping ratio
- t(mined-treated)
 /t treated
 10.06

 9.12

 9.83

 10.22

 9.00

 9.68

Treated
- tonnes
/
- tons
- 000
 34

 26

 59

 37

 29

 66

Mill head grade
- g/t
/
- oz/t
 6.41

 6.00

 6.34

 0.189

 0.172

 0.182

Gold in ore
- kg
/
- oz 000
 218

 156

 374

 7

 5

 12

Yield
- g/t
/
- oz/t
 5.47

 5.58

 5.61

 0.162

 0.172

 0.167

Gold produced
- kg
/
- oz 000
 186

 145

 331

 6

 5

 11

Total
Yield
- g/t
/
- oz/t
 7.21

 6.77

 7.01

 0.211

 0.198

 0.205

Gold produced
- kg
/
- oz 000
1 614

1 421

3 035

 52

 46

 98

Revenue
- R/kg
/
- $/oz
- sold
63 146

56 618

59 361

 321

 289

 302

Cash costs
- R/kg
/
- $/oz
- produced
25 403

26 179

25 766

 129

 133

 131

PRODUCTIVITY
per employee
- g
/
- oz
- target
 467

 373

 404

 15

 12

 13

- actual
 467

 404

 435

 15

 13

 14

FINANCIAL RESULTS (MILLION)
Gold revenue
 102.9

 89.8

 192.7

 16.8

 14.7

 31.5

Cost of sales
 59.4

 61.8

 121.2

 9.7

 10.1

 19.8

Cash costs
 41.0

 37.2

 78.2

 6.7

 6.1

 12.8

Rehabilitation costs
-

 0.2

 0.2

-

-

-

Other non-cash costs
-

-

-

-

-

-

Production costs
 41.0

 37.4

 78.4

 6.7

 6.1

 12.8

Amortisation costs
 15.9

 14.4

 30.3

 2.6

 2.4

 5.0

Inventory change
 2.5

 10.0

 12.5

 0.4

 1.6

 2.0

Profit from operations
 43.5

 28.0

 71.5

 7.1

 4.6

 11.7

Capital expenditure
 10.4

 10.5

 20.9

 1.7

 1.7

 3.4

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Serra Grande - Attributable 50%
Cerro Vanguardia - Attributable 46.25%
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
Quarter
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
June
March
June
June
March
June
June
March
June
June
March
June
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
1999
Rand / Metric
Dollar / Imperial
Rand / Metric
Dollar / Imperial
 79

 75

 154

 87

 83

 170

 78

 74

 152

 86

 81

 167

 7.97

 7.99

 7.98

 0.233

 0.235

 0.234

 622

 591

1 213

 20

 19

 39

 7.58

 7.57

 7.57

 0.221

 0.222

 0.222

 591

 560

1 151

 19

 18

 37

-

-

-

-

-

-

 835

 757

1 592

 920

 835

1 755

-

-

-

-

-

-

 10.28

 9.81

 10.06

 10.36

 9.84

 10.11

-

-

-

-

-

-

 74

 70

 144

 81

 77

 158

-

-

-

-

-

-

 16.32

 16.89

 16.60

 0.48

 0.49

 0.49

-

-

-

-

-

-

1 208

1 182

2 390

 39

 38

 77

-

-

-

-

-

-

 15.55

 18.21

 16.85

 0.457

 0.532

 0.494

-

-

-

-

-

-

1 151

1 275

2 426

 37

 41

 78

 7.58

 7.57

 7.57

 0.221

 0.222

 0.222

 15.55

 18.21

 16.85

 0.457

 0.532

 0.494

 591

 560

1 151

 19

 18

 37

1 151

1 275

2 426

 37

 41

 78

62 188

56 696

58 968

 316

 289

 300

62 017

56 108

58 968

 315

 286

 300

23 858

23 929

23 892

 121

 122

 122

27 107

23 922

25 433

 138

 122

 129

 840

 809

 809

 27

 26

 26

2 830

2 550

2 582

 91

 82

 83

 840

 840

 840

 27

 27

 27

2 893

3 173

3 017

 93

 102

 97

 36.8

 36.3

 73.1

 6.0

 6.0

 12.0

 74.2

 73.2

 147.4

 12.1

 12.0

 24.1

 20.9

 23.8

 44.6

 3.4

 4.0

 7.4

 48.2

 43.9

 92.2

 7.9

 7.2

 15.1

 14.1

 13.4

 27.5

 2.3

 2.2

 4.5

 31.2

 30.5

 61.7

 5.1

 5.0

 10.1

-

 0.3

 0.3

-

 0.1

 0.1

-

-

-

-

-

-

-

-

-

-

-

-

 3.4

-

 3.4

 0.6

-

 0.6

 14.1

 13.7

 27.8

 2.3

 2.3

 4.6

 34.6

 30.5

 65.1

 5.7

 5.0

 10.7

 8.0

 7.0

 15.0

 1.3

 1.2

 2.5

 14.2

 12.2

 26.4

 2.3

 2.0

 4.3

(1.2)

 3.1

 1.8

(0.2)

 0.5

 0.3

(0.6)

 1.2

 0.7

(0.1)

 0.2

 0.1

 15.9

 12.5

 28.5

 2.6

 2.0

 4.6

 26.0

 29.3

 55.2

 4.2

 4.8

 9.0

 3.1

 3.1

 6.1

 0.5

 0.5

 1.0

 2.3

 4.9

 7.1

 0.4

 0.8

 1.2

SHAFT SINKING
SHAFT SINKING  (metres)
Quarter ended
Quarter ended
Six months ended
June 1999
March 1999
June 1999
MOAB KHOTSONG MINE
Main shaft
Advance
  20

  8

  28

Depth to date (below collar)
 2 412

 2 392

 2 412

Rock / ventilation sub-vertical shaft
Advance
  45

  29

  74

Depth to date
  880

  835

  880

Station cutting
  36

  20

  56

JOEL MINE
Taung North Shaft
Advance
  71

  112

  183

Depth to date (below collar)
 1 187

 1 116

 1 187

MPONENG MINE
Sub Shaft 1
Advance
  35

  95

  130

Depth to date
 1 149

 1 114

 1 149

SHAFT SINKING
SHAFT SINKING  (feet)
Quarter ended
Quarter ended
Six months ended
June 1999
March 1999
June 1999
MOAB KHOTSONG MINE
Main shaft
Advance
  66

  26

  92

Depth to date (below collar)
 7 913

 7 847

 7 913

Rock / ventilation sub-vertical shaft
Advance
  148

  95

  243

Depth to date
 2 887

 2 740

 2 887

Station cutting
  118

  66

  184

JOEL MINE
Taung North Shaft
Advance
  234

  366

  600

Depth to date (bellow collar)
 3 889

 3 655

 3 889

MPONENG MINE
Sub Shaft 1
Advance
  116

  313

  429

Depth to date
 3 771

 3 655

 3 771

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 1999
METRIC
Advance
Sampled
metres
metres
channel
gold
uranium
width
g/t
cm.g/t
kg/t
cm.kg/t
cm
VAAL RIVER
Great Noligwa Mine
Vaal reef
5 246

  512

 111.80

 26.27

 2 937

 1.04

 116.30

"C" reef
 685

  276

 10.40

 83.56

  869

 2.89

 30.03

Kopanang Mine
Vaal reef
10 055

  996

 14.20

 123.10

 1 748

 4.16

 59.08

"C" reef
 117

  64

 33.10

 231.80

 7 671

 3.48

 115.26

Tau Lekoa Mine
Ventersdorp Contact reef
5 688

  928

 90.68

 11.56

 1 048

 0.14

 12.58

Moab Khotsong Mine
Vaal reef
1 055

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
3 513

  300

 86.00

 8.12

  698

 0.06

 4.95

Tshepong Mine
Basal reef
5 524

  816

 19.80

 85.39

 1 689

 1.41

 27.96

"B" reef
 172

  80

 148.90

 64.85

  966

 0.09

 13.71

Matjhabeng Mine
Basal reef
1 299

  144

 19.40

 29.47

  571

 0.80

 15.47

"A" reef
 261

  16

 100.00

 6.97

  697

 0.36

 36.07

Taung South Shaft
(previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
2 321

  765

 87.70

 9.66

  847

-

-

WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
 4

-

-

-

-

Carbon Leader reef
3 566

  158

 32.20

 33.91

 1 092

Savuka Mine (West Mine)
Ventersdorp Contact reef
 77

  77

 24.89

 4.40

  866

Mponeng Mine (South Mine)
Ventersdorp Contact reef
5 739

  784

 79.80

 20.48

 1 634

Elandsrand
Ventersdorp Contact reef
5 142

  838

 48.60

 19.09

  928

Deelkraal
Ventersdorp Contact reef
1 097

  200

 145.00

 4.67

  677

(plus footwall bands)

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Quarter ended June 1999
IMPERIAL
Advance
Sampled
feet
feet
channel
gold
uranium
width
oz/t
ft.oz/t
lb/t
ft.lb/t
inches
VAAL RIVER
Great Noligwa Mine
Vaal reef
17 211

1 680

 44.02

 0.77

 2.81

 2.08

 7.63

"C" reef
2 246

 906

 4.09

 2.44

 0.83

 5.77

 1.97

Kopanang Mine
Vaal reef
32 990

3 268

 5.59

 3.59

 1.67

 8.32

 3.88

"C" reef
 384

 210

 13.03

 6.76

 7.34

 6.96

 7.56

Tau Lekoa Mine
Ventersdorp Contact reef
18 661

3 045

 35.70

 0.34

 1.00

 0.28

 0.83

Moab Khotsong Mine
Vaal reef
3 462

-

-

-

-

-

-

FREE STATE
Bambanani Mine
Basal reef
11 526

 984

 33.86

 0.24

 0.67

 0.12

 0.32

Tshepong Mine
Basal reef
18 123

2 677

 7.80

 2.49

 1.62

 2.82

 1.83

"B" reef
 564

 262

 58.62

 1.89

 9.24

 0.18

 0.90

Matjhabeng Mine
Basal reef
4 262

 472

 7.64

 0.86

 0.55

 1.60

 1.02

"A" reef
 856

 52

 39.37

 0.20

 0.67

 0.72

 2.37

Taung South Shaft
(previously Joel No. 3 shaft)
Beatrix VS 5 Composite reef
7 615

2 510

 34.53

 0.28

 0.81

-
-
WEST WITS
TauTona Mine (East Mine)
Ventersdorp Contact reef
 13

-

-

-

-

Carbon Leader reef
11 699

 518

 12.68

 0.99

 1.04

Savuka Mine (West Mine)
Ventersdorp Contact reef
 253

 253

 9.80

 0.13

 0.10

Mponeng Mine (South Mine)
Ventersdorp Contact reef
18 829

2 572

 31.42

 0.60

 1.56

Elandsrand
Ventersdorp Contact reef
16 869

2 748

 19.13

 0.56

 0.89

Deelkraal
Ventersdorp Contact reef
3 599

 656

 57.09

 0.14

 0.65

(plus footwall bands)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:  11 JULY 2003
By:    /s/ C R BULL

_

Name:  C R Bull
Title:     Company Secretary